UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 419

In the City of Buenos Aires, on November 8, 2017, at 10:00 am, the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, Gustavo Mariani, Damián Mindlin, Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Emilio Basavilbaso, Leandro Cuccioli, Mariano García Mithieux and Carlos Lorenzetti held a meeting in the head office at Av. del Libertador 6363. Mr. Daniel Abelovich and Mr. Carlos Vidal attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Leandro Montero, the Company`s Director of Finance and Control, attended the meeting as well as Mr. Sergio Cravero, partner in PwC, who also attended the meeting in his capacity as Edenor S.A.`s external auditor.  The Meeting was chaired by the Chairman, Mr.  Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors the FIRST ITEM of the Agenda as timely informed: […].Thereafter, the FOURTH ITEM of the Agenda was submitted to consideration: °) Consideration of the interim Financial Statements as of September 30, 2017. The Chairman informed that the Meeting should consider the Financial Statements and other documents for the nine-month period ended September 30, 2017, and stated all attendees were aware of all such documents as they were handed over to them with the convening notice of the Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved.  Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of September 30, 2017, and for the nine-month periods ended September 30, 2017 and 2016, including the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplementary documents, Informative Report, information required under the Regulations of the Buenos Aires Stock Exchange, reports of the Certifying Accountant and the Supervisory Committee, all for the period ended September 30, 2017. The Chairman moved attendees to approve all documents submitted for consideration. After discussing and voting on the motion, the Board of Directors unanimously RESOLVED TO: (i) Approve all documents submitted for consideration in that Item of the Agenda; (ii) Take note of the Supervisory Committee`s and Independent Auditor´s reports attached to the Financial Statements approved; and (iii) Authorize either the Chairman or Vice-Chairman to sign the Financial Statements for the period ended September 30, 2017 […]. There being no further issues to transact, the meeting was adjourned at 12:00 am.-

Undersigning Directors: Ricardo Torres, Gustavo Mariani, Damián Mindlin, Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Emilio Basavilbaso, Leandro Cuccioli, Mariano García Mithieux, Carlos Lorenzetti, Daniel Abelovich and Carlos Vidal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 16, 2017